Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America



Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

11 July, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' interest in shares – Butterfield Trust / Shares Incentive Plan

Yours faithfully
For and on behalf of Anglo American plc

pp I Barton
Assistant Company Secretary
Encs - 10 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

AVS 345955
LNS 73290

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and receive an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 8 July 2005:

1. The SIP trust acquired a total of 15,693 ordinary shares at a price of £13.00 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 10 ordinary shares at a price of £13.00 and received 10 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
11 July 2005

AVS 345955
LNS 73290

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and receive an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 8 July 2005:

1. The SIP trust acquired a total of 15,693 ordinary shares at a price of £13.00 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 10 ordinary shares at a price of £13.00 and received 10 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
11 July 2005

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and receive an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 8 July 2005:

1. The SIP trust acquired a total of 15,693 ordinary shares at a price of £13.00 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 10 ordinary shares at a price of £13.00 and received 10 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
11 July 2005

LNS 73290

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and receive an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 8 July 2005:

1. The SIP trust acquired a total of 15,693 ordinary shares at a price of £13.00 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 10 ordinary shares at a price of £13.00 and received 10 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
11 July 2005

K:\Min\Compsec\LSE\AA LSE Notification - SIP July 2005.doc

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and receive an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 8 July 2005:

1. The SIP trust acquired a total of 15,693 ordinary shares at a price of £13.00 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 10 ordinary shares at a price of £13.00 and received 10 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
11 July 2005

AVS: 891839
RNS: 69080

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 47,100,789 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
04 July 2005	882,023
05 July 2005	180,586
06 July 2005	35,900
07 July 2005	3,000
08 July 2005	15,693

The Company was advised of these transactions on 8 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
08 July 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc

AVS: 891839
RNS: 69080

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 47,100,789 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
04 July 2005	882,023
05 July 2005	180,586
06 July 2005	35,900
07 July 2005	3,000
08 July 2005	15,693

The Company was advised of these transactions on 8 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
08 July 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc

AVS: 891839
RNS: 69080

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 47,100,789 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
04 July 2005	882,023
05 July 2005	180,586
06 July 2005	35,900
07 July 2005	3,000
08 July 2005	15,693

The Company was advised of these transactions on 8 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
08 July 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc

ARS: 891839
RNS: 69080

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 47,100,789 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
04 July 2005	882,023
05 July 2005	180,586
06 July 2005	35,900
07 July 2005	3,000
08 July 2005	15,693

The Company was advised of these transactions on 8 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
08 July 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc

AVS: 891839
RNS: 69080

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 47,100,789 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
04 July 2005	882,023
05 July 2005	180,586
06 July 2005	35,900
07 July 2005	3,000
08 July 2005	15,693

The Company was advised of these transactions on 8 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
08 July 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc